Filed by: Osisko Mining Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Brett Resources Inc.

Commission File No.: 132-00001

Date: April 7, 2010

OSISKO ANNOUNCES FRIENDLY TAKE OVER BID TO ACQUIRE BRETT RESOURCES

Cautionary Statement

This document does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Osisko Mining Corporation (“Osisko”) or Brett Resources Inc. (“Brett”).  Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.  Osisko plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Osisko also intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Osisko with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Osisko’s website.

MONTREAL, QC and VANCOUVER, BC — March 22, 2010.  Osisko Mining Corporation (TSX:OSK) (FRANKFURT:EWX) and Brett Resources Inc. (TSX Venture:BBR) (FRANKFURT: A4N) jointly announce that they have entered into a definitive support agreement pursuant to which Osisko will offer to acquire (the “Offer”) all of the issued and outstanding common shares of Brett (the “Shares”). Osisko has agreed to offer shareholders of Brett (the “Shareholders”) 0.34 of an Osisko common share for each common share of Brett held. The consideration under the Offer represents a premium of 52.5% using the 20-day volume weighted average prices of Osisko and Brett on the TSX and TSX Venture, respectively for the 20 trading day period ending March 16, 2010.  The value of the total consideration offered to the Shareholders is approximately $372 million calculated on a fully-diluted basis, implying an enterprise value of approximately $308 million. The boards of directors of both companies have unanimously approved this transaction and the board of directors of Brett will recommend that Shareholders tender to the Offer.

This transaction positions Osisko as a near-term, diversified growing gold producer with the following profile:

•                  Near-term production from Canadian Malartic

•                  Construction progressing and on schedule for a second quarter 2011 start-up

•                  Expected production of 688,000 ounces of gold in 2012

•                  Fully-financed and fully-permitted

•                  Potential to produce over 1 million ounces per year by 2015

•                  Brett’s Hammond Reef Gold Project (“Hammond Reef”) to potentially add an initial average production of 463,000 ounces per year

•                  Proven and probable in-pit reserves of 8.97 million ounces at Canadian Malartic

•                  Measured and indicated resources of 11.20 million ounces plus inferred resources of 7.17 million ounces at Canadian Malartic and Hammond Reef

•                  Strong balance sheet to fund future growth

•                  Over $600 million of paid-in capex at the Canadian Malartic Project

•                  $790 million in cash on hand (December 2009)

•                  Credit facility available for additional $130 million

•                  Cash on hand at Brett, plus anticipated proceeds from exercise of options and warrants representing a total of approximately $63 million

•                  Experienced mine building and operating team

•                  Over 10 mine builds completed collectively by the mine build team

•                  Proven track record in raising capital for development

•                  Potential for further growth through exploration

•                  Diversified asset base located in Canada, one of the world’s most favorable mining jurisdictions

•                  Relatively shallow ounces, with pit depths currently projected at 300 metres (Hammond Reef) and 360 metres (Canadian Malartic)

Mr. Sean Roosen, President, CEO and Director of Osisko, commented, “Osisko is very pleased to make this offer to the shareholders of Brett to join us in our quest towards creating Canada’s newest premier mid-tier gold producer. The addition of potential future production from the Hammond Reef project to Canadian Malartic could well see us become a million ounce per year producer within five years. With our mutual low cost profiles and stable jurisdictions, Osisko expects this transaction to attract a premium valuation in the marketplace for our shareholders. The experienced Osisko team will be able to focus on the completion of the exploration, environmental, engineering and community relations work necessary to move Hammond Reef towards a feasibility study in short order. Internal cash flow from operations anticipated to begin at Canadian Malartic in Q2 next year will allow the eventual project capex to be funded internally, further removing market risk to bringing Hammond Reef into production. This is a very good deal for the shareholders of Brett and Osisko, and one that creates true value for both.  Osisko is continuing towards its goal of becoming a premium pure gold producer, with simple to understand, premium jurisdiction all-Canadian assets.”

Mr. Ron Netolitzky, Chairman of Brett commented:  “On behalf of the board and management of Brett, we are fully and unanimously supportive of this offer from Osisko. Hammond Reef has been a company changing asset for Brett, and our team has progressed the property through the value creation chain to the point where it has garnered what we feel is the necessary attention of a serious partner to help us take it forward to potential development. By combining forces with the industry leading team from Osisko, we feel that we are offering the shareholders of Brett the opportunity to maximize value through our combined efforts.”

OVERVIEW OF HAMMOND REEF GOLD PROJECT

Upon closing, Osisko will assume ownership of Brett’s 100%-owned Hammond Reef Gold Project, located near Thunder Bay, Ontario. Hammond Reef is a large and growing development project with potential to become a substantial open-pit mine.  Hammond Reef currently hosts a National Instrument 43-101 — Standards for Disclosure for Mineral Projects (“NI 43-101”) compliant inferred resource of 6.70 million ounces of gold (259.4 million tonnes at a grade of 0.8 grams per tonne, using 0.3 grams per tonne cut-off), of which 97% lies within 300 metres of surface.

A Preliminary Assessment Study (the “Study”) was completed in November 2009 outlining an initial 14 year mine life operating at 50,000 tonnes per day. Over the first six years, on average, Hammond Reef is expected to produce 463,000 ounces of gold per year at cash costs of US$382 per ounce (including royalties, net of silver credits). Over the life of mine, Hammond Reef is expected to produce a total of 5.13 million ounces of gold at an average rate of 369,000 ounces per year and average cash costs of US$442 per ounce (including royalties, net of silver credits). Using a gold price of US$990 per ounce the Study shows that Hammond Reef has an after-tax net present value of US$811 million (using a 5% discount rate) and an internal rate of return of 22.9%.

In addition to the current resource, Hammond Reef offers exciting exploration potential as recent drilling confirmed continuity of mineralization along strike two kilometers northeast of the existing resource. Brett has also identified several parallel structures in the project area that host mineralization similar to the main body.

Mr. Bob Wares, P. Geo.,COO and Director of Osisko, commented, “Hammond Reef is a structurally and metalurgically simple deposit that is highly amenable to open pit mining.  It offers excellent potential for additional resources, both down-dip at the southwestern end and along strike at the northeastern extremity, over a distance of two kilometers towards Snail Bay.  Numerous other gold showings also exist elsewhere on the property which have yet to be evaluated for potential bulk-tonnage resources.”

BENEFITS TO BRETT SHAREHOLDERS

In addition to an immediate premium for the Shares, Shareholders will receive the following benefits from the transaction:

•                  Participation in a diversified, near-term gold producer

•                  10.8% ownership of Osisko on a pro forma basis

•                  Near-term valuation upside as Osisko transitions to production

•                  Exposure to 220,000 metres of new exploration drilling planned on current Osisko projects for 2010, including an intensive 120,000 metre program at the promising Duparquet Project (Osisko-Clifton Star Resources 50:50 joint venture) which currently hosts inferred resources of 2.6 M ounces gold

•                  Expected re-rating as a diversified producer with 1 million ounce production potential

•                  Significantly improved trading liquidity

•                  Improved financing alternatives for Hammond Reef

•                  Proven permitting, development, construction, and community relations expertise at Osisko

BENEFITS TO OSISKO SHAREHOLDERS

Through the acquisition of Brett, Osisko shareholders will realize the following benefits:

•                  Acquisition of a high-quality development asset

•                  Production potential by 2015

•                  Expected initial average production of 463,000 ounces of gold per year

•                  Attractive acquisition cost of US$45 per ounce of inferred resources

•                  Establishes Osisko as a diversified growing gold producer

•                  Canadian asset base

•                  Expected 688,000 ounces of production at Canadian Malartic in 2012

•                  Growth to 1 million ounces of potential production

•                  Immediate and long-term value creation

•                  Accretive to net asset value

•                  Accretive to total resources

•                  Accretive to long-term cash flow and production

•                  Opportunities for operational and tax synergies as operations are all based in Canada

•                  Well positioned among mid-tier producers for valuation re-rating

SUMMARY OF THE TRANSACTION

The acquisition of Brett will be completed by way of a take-over bid whereby Osisko will offer to acquire each outstanding Share in exchange for 0.34 of a common share of Osisko. The number of Osisko shares to be issued will be approximately 36.4 million based on the currently issued and outstanding Shares as of the date of this announcement, but will be subject to change depending on the number of Brett options and warrants exercised while the Offer is outstanding.

The board of directors of Brett has unanimously approved the Offer and will recommend that Shareholders tender their shares to the bid.

Each senior officer and each member of the board of directors of Brett have entered into lock-up agreement with Osisko pursuant to which each has agreed to tender their respective Shares to the Offer, which together represent approximately 4.9% of the issued and outstanding Shares. In addition, certain institutional shareholders of Brett have also executed lock-up agreements with Osisko in which each has agreed to tender their Shares to the Offer, which together represent approximately 14.7% of the issued and outstanding Shares. In aggregate, therefore, Osisko has received agreements to tender to the Offer in respect of approximately 19.6% of the currently issued and outstanding Shares.

A take-over bid circular containing the full details of the Offer (together with a Brett board of directors circular) and other related documents are expected to be mailed to Shareholders on or about April 13, 2010.

In the event that the transaction is not completed, in certain circumstances, Brett has agreed to pay Osisko a termination fee equal to $17.5 million.  The Offer is conditional on the deposit to the Offer of at least 66 2/3% of the outstanding Shares, as well as receipt of any necessary regulatory approvals and satisfaction or waiver of other customary conditions. The Offer, unless extended, will expire 36 days after it begins.

Brett’s financial advisors have each provided a verbal opinion to the Independent Committee of Brett that the consideration offered is fair, from a financial point of view, to Brett’s shareholders.

Osisko’s financial advisor is Cormark Securities Inc.; its legal advisors are Fraser Milner Casgrain, LLP. Brett’s financial advisors are Dundee Securities Corporation and Genuity Capital Markets; its legal advisors are DuMoulin Black LLP and Blake, Cassels & Graydon LLP.

Osisko has retained Kingsdale Shareholder Services Inc. to act as its solicitation agent in connection with the Offer.

CONFERENCE CALL

A conference call is scheduled for Monday, March 22, 2010 at 11 am EST. Toronto area call-in number is (416) 359-1272. North American toll-free call-in number is 1 (888) 224-3760.

FOR FURTHER INFORMATION

Osisko Mining Corporation

John Burzynski, Vice-President Corporate Development	(416) 363-8653

Sylvie Prud’homme, Investor Relations	(514) 735-7131
Toll Free: 1 (888) 674-7563
Brett Resources

Tony Perri, Manager, Investor Relations	(604) 488-0008

National Instrument 43-101 — Standards for Disclosure for Mineral Projects

Mr. Bob Wares, P.Geo., Executive Vice-President and COO of Osisko, a Qualified Person under NI 43-101, has read and approved the scientific and technical information in this press release.  Mr. Joe Ringwald, P.Eng. and Vice-President of Brett, a Qualified Person under NI 43-101 has read and approved the technical information in this press release. This release contains information relating to a preliminary assessment that includes inferred mineral resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. For further information on the Canadian Malartic project, please see Osisko’s “Feasibility Study for the Canadian Malartic Project” completed by BBA Inc, December 2008, the “Updated Mineral Resource Estimate for South-Barnat Deposit, Malartic, Quebec”, completed by Elzéar Belzile, Ing., June 23, 2009 and press release dated February 10, 2010.  For further information on Hammond Reef please see Brett’s “Preliminary Assessment of the Hammond Reef Gold Project, Atikokan, Ontario, Canada”; completed by Scott Willson Roscoe Postle Associates Inc., November 27, 2009.

About Osisko Mining Corporation

Osisko Mining Corporation is currently developing the Canadian Malartic gold deposit and evaluating adjacent areas for a large-scale open pit, bulk-tonnage mining operation. The Canadian Malartic deposit currently represents one of the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones. Current reserves for the Canadian Malartic property (including the adjacent South Barnat deposit) are 8.97 million ounces, plus a global measured and indicated resource of 2.23 million ounces and an inferred resource of 0.47 million ounces (see press release of February 10, 2010).

About Brett Resources Inc.

Brett Resources Inc. is a Canadian minerals exploration company whose primary mandate is the discovery, acquisition, and development of precious metals systems, with particular expertise in Canada and Latin America. Since 2006 Brett’s primary focus has been the 100 percent owned Hammond Reef Gold Deposit in Ontario where an inferred resource of 6.70 million ounces of gold, 259.4 million tonnes at a grade of 0.8 grams per tonne utilizing a 0.3 gram per tonne gold cut-off has been outlined.

Forward-Looking Information

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Osisko and Brett expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Osisko and Brett believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project and the Hammond Reef Gold Project into commercial production, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, Osisko and Brett’s limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko and Brett’s most recent Annual Information Forms, both of which are filed on SEDAR, which also provide additional general assumptions in connection with these statements. Osisko and Brett caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko and Brett believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.